UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    March 23, 2023

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officer

Tokyo, March 23, 2023

Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Jun Ohta) hereby announces the change of Representative Executive Officer, with effect from April 1, 2023.

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from April 1, 2023

Sumitomo Mitsui Banking Corporation Deputy Chairman	Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Masahiko Oshima

Sumitomo Mitsui Banking Corporation Advisor	Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer) Group CHRO	Toshikazu Yaku

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Senior Managing Corporate Executive Officer	Tetsuro Imaeda

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Director Senior Managing Corporate Executive Officer Group CFO and Group CSO	Toru Nakashima

Profile: Tetsuro Imaeda

1. Date of Birth	May 2, 1962

2. Business Experience

April 1986	Joined The Sumitomo Bank Limited

April 2014	Executive Officer, Sumitomo Mitsui Banking Corporation

September 2016	Managing Executive Officer , Sumitomo Mitsui Banking Corporation

April 2017	Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.

April 2020	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

May 2020	Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. (to present) Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2022	Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation (to present)

  3. Number of shares of our common stock held: 34,328 (as of September 30, 2022)

Profile: Toru Nakashima

1. Date of Birth	September 14, 1963

2. Business Experience

April 1986	Joined The Sumitomo Bank Limited

April 2014	Executive Officer , Sumitomo Mitsui Banking Corporation

April 2016	Managing Executive Officer , Sumitomo Mitsui Banking Corporation

April 2017	Managing Executive Officer , Sumitomo Mitsui Financial Group, Inc.

March 2019	Director and Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2019	Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

June 2019	Director Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. (to present)

April 2022	Retired from Sumitomo Mitsui Banking Corporation

  3. Number of shares of our common stock held: 36,555 (as of September 30, 2022)